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June 30, 1998

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Brent Fields

Re: The Orbitex Group of Funds (File Nos.(811-8037,333-20635)

Dear Mr. Fields:

On behalf of The Orbitex Group of Funds (the "Trust"), and Funds Distributor, Inc. its principal underwriter, we enclose for filing pursuant to Rule 473(a) under the Securities Act of 1933 (the "Securities Act") a delaying amendment to Post Effective Amendment No. 2 to the Trust's Registration Statement as filed on April 16, 1998.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

If there are any questions regarding this filing, please call the undersigned directly at (617) 985-5846.

Sincerely,

/s/ Stephen C. Schuyler
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Stephen C. Schuyler
Vice President & Associate Counsel